Royal Bank of Canada
Investor Relations

Dividend Reinvestment Plan

Offering Circular

August 27, 2004
As amended June 2005

Table of contents

Parts of this Offering Circular	1
Notice to Non-Registered Beneficial Holders of Common Shares	1
Frequently Asked Questions	2
Dividend Reinvestment Plan	5
Purpose	5
Definitions	5
Participation in the Plan	6
The Plan Agent	7
Purchase of Shares Under Plan	7
Disposition or Withdrawal of Common Shares	8
Termination of Participant’s Account	9
Administration	10
Miscellaneous	11
Notices and Correspondence	12
Effective Date	12
Tax Considerations	13
General Canadian Federal Income Tax Considerations	13
Participants Resident in Canada	13
Participants Resident in the United States	14
General United States Federal Income Tax Considerations	14
Ownership of Shares	15
Partnership in the Plan	16
Backup Withholding and Information Reporting	16

Royal Bank of Canada
Common Share Dividend Reinvestment Plan
Offering Circular

Parts of this Offering Circular

This Offering Circular has three parts.

The first part answers common questions regarding Royal Bank of Canada’s Common Share Dividend Reinvestment Plan but does not describe all of the provisions of the Plan.

A copy of the Dividend Reinvestment Plan in its entirety is included in the second part of this Offering Circular.

In case of a difference between the information given in the Q&A part of this Offering Circular and the Dividend Reinvestment Plan, the provisions of the Plan will govern.

The last part of this Offering Circular describes some Canadian and United States income tax considerations relating to participation in the Plan. This tax information is of a general nature only and you should consult your own tax advisor with respect to your own particular circumstances.

Notice to Non-Registered Beneficial Holders of Common Shares

Non-registered beneficial holders of Royal Bank of Canada common shares (i.e., shareholders who hold their shares through a financial institution, broker, nominee or other intermediary) should consult with that intermediary to determine the procedures for participation in the Plan. The administrative practices of such intermediaries may vary and accordingly the various dates by which actions must be taken and documentary requirements set out in the Plan may not be the same as those required by intermediaries. Some intermediaries may require non-registered beneficial shareholders to become registered shareholders in order to participate in the Plan. There may be a fee charged by some intermediaries for beneficial non-registered shareholders to become registered shareholders, which will not be paid for by the Bank or the Plan Agent.

FREQUENTLY ASKED QUESTIONS

1.	What is Royal Bank of Canada’s Dividend Reinvestment Plan?

This Plan allows the Bank’s common shareholders to automatically reinvest cash dividends paid on their common shares in additional common shares. Common shares acquired from the reinvestment of dividends will be automatically enrolled in the Plan.

Shareholders who do not enroll their common shares in the Plan will continue to receive dividends in the usual manner.

2.	Can I enroll only some of my common shares in the Plan?

You may enroll some or all of the common shares you own in the Plan. All dividends paid on common shares enrolled in the Plan will be reinvested.

3.	What are some advantages of participating in the Plan?

Participants in the Plan will dollar cost-average by reinvesting dividends under the Plan on a regular quarterly basis.

Registered shareholders do not have to pay any brokerage commissions or other fees to purchase common shares with reinvested dividends and most administration costs of the Plan are paid by the Bank.

Registered shareholders will receive a statement of reinvested dividends and common shares held in the Plan following each dividend payment date.

4.	Who is eligible to participate in the Plan?

Generally, only registered shareholders who reside in Canada and the United States are eligible to participate. Non-registered shareholders may join but should contact their intermediary to determine procedures for participation in the Plan.

Registered shareholders have been issued a share certificate or certificates in their own name for the common shares that they own. Non-registered beneficial shareholders hold their common shares through an intermediary, such as a broker, a financial institution or other nominee, and have not been issued share certificates in their own name.

See the information under the heading “Participation in the Plan” in the Plan under Part II of this Offering Circular for certain specific restrictions on participation.

5.	How do I enroll in the Plan?

If you are a registered shareholder, complete the Authorization Form attached to this Offering Circular and mail it to the Plan Agent. Please do not send share certificates or dividend cheques to the Plan Agent. Your common shares will be enrolled as of the next dividend record date, provided the Plan Agent receives your Authorization Form at least 5 business days before that date.

If you are a non-registered beneficial shareholder you should contact the intermediary through which you hold your common shares to participate in the Plan. If your intermediary is unwilling or unable to enroll your common shares in the Plan, you may become a registered shareholder by instructing your intermediary to send you a share certificate representing your common shares (for which you may be charged a fee which you are responsible for) and enroll in the Plan by following the enrollment procedure for registered shareholders.

Once you have enrolled in the Plan, participation continues automatically until you terminate it, or until the Plan is terminated.

6.	How will common shares be purchased for participants under the plan?

Cash dividends payable on common shares enrolled in the Plan will be aggregated and then used by the Plan Agent to purchase common shares either directly from the Bank or on the open market through the Toronto Stock Exchange or the New York Stock Exchange. These common shares will in turn be automatically enrolled in the Plan.

7.	When will common shares be purchased for participants?

For settlement and reinvestment on each dividend payment date. Historically, the Bank has paid dividends on its common shares on the 24th day (or the preceding business day if the 24th day is not a business day) of February, May, August and November in each year. However, the declaration of dividends and corresponding dividend record and payment dates are determined by the Bank’s Board of Directors in its sole discretion.

8.	What will be the price of the common shares purchased under the Plan?

The Bank will not control the price of common shares purchased under the Plan.

If common shares are issued by the Bank, the price will be equal to the average closing price of the Common Shares on the Toronto Stock Exchange on the five trading days preceding the dividend payment date.

If common shares are purchased on the open market, the price will be the average of the price paid for all common shares purchased pursuant to the Plan on a stock exchange for settlement and reinvestment on a dividend payment date.

All brokerage commissions, fees and transaction costs incurred by the Plan Agent to purchase the shares under the Plan will be paid for by the Bank.

9.	Will certificates be issued for shares purchased under the Plan?

No. The number of whole and fractional common shares purchased with your reinvested dividends will be recorded in your Plan account by the Plan Agent. This convenience protects against loss, theft or destruction of share certificates.

10.	What kind of statements will I receive if I participate in the Plan?

If you are a registered shareholder, you will receive a statement of account 2 to 3 weeks after each dividend payment date and tax information annually for reporting dividends paid on common shares purchased with your reinvested dividends under the Plan. You should retain account statements for your records.

If your common shares are held through an intermediary, you will receive information regarding reinvestment of dividends from your intermediary in accordance with the intermediary’s administrative practices.

11.	How do I withdraw some or all of my common shares from the Plan?

You may withdraw any number of whole common shares from the Plan or terminate your participation in the Plan by withdrawing all of your common shares from the Plan at any time by notice in writing mailed to the Plan Agent.

If your common shares are held by an intermediary, you must instruct the intermediary to arrange for the withdrawal of common shares enrolled in the Plan.

If you are a registered shareholder you may request the Plan Agent to issue a share certificate to you for the number of whole common shares purchased with reinvested dividends that you wish to withdraw, or to sell any number of such whole common shares.

We may terminate your participation in the Plan at any time if you have less than one whole common share enrolled in the Plan. You may re-enroll in the Plan at any time. Upon termination of your participation in the Plan, the Plan Agent will make a cash payment to you for any fractional common shares held for you at such time.

Withdrawal requests received by the Plan Agent less than 5 business days prior to a dividend record date will not be processed until following the next dividend payment date.

Requests for share certificates will normally be processed within 2 to 3 weeks of receipt of the request.

If you instruct the Plan Agent to sell some or all of the common shares purchased with your reinvested dividends and held for you under the Plan, the Plan Agent will sell the shares at prevailing market prices on the Toronto Stock Exchange within 1 to 2 weeks of receipt of your written instructions and will pay to you the proceeds of the sale, less brokerage commissions, which you will be responsible for, and transfer taxes, if any. For information on commission rates, please contact the Plan Agent.

Requests to withdraw or sell common shares made by the administrator of an estate of a deceased participant under the Plan must be accompanied by appropriate documentation. Contact the Plan Agent for details.

Payments for fractional common shares or for common shares sold on your behalf will be made in Canadian dollars to Canadian residents and in U.S. Dollars (based on exchange rates prevailing at the time of sale) to U.S. residents.

12.	What are the tax consequences of participating in the Plan?

Generally, if you are resident in Canada for tax purposes, you will be taxed on dividends that are reinvested in common shares under the Plan in the same manner as you would have if you had received the dividends in cash.

If you are not resident in Canada for tax purposes, dividends paid to you will normally be subject to withholding tax which will be deducted from dividends paid prior to using such dividends to purchase shares under the Plan.

For a summary of the general Canadian and United States tax implications of participating in the Plan please refer to “Tax Considerations” in this Offering Circular.

Further questions regarding the Royal Bank of Canada Dividend Reinvestment Plan should be directed to the Plan Agent as follows:

Computershare Investor Services Inc.
Attention: Dividend Reinvestment Dept.
100 University Ave, 9th Floor
Toronto, Ontario
M5J 2Y1

Telephone:	1-866-586-7635 (toll free)
Facsimile:	1-888-453-0330 (toll free)
416-263-9394
Email:	service@computershare.com

ROYAL BANK OF CANADA
DIVIDEND REINVESTMENT PLAN

A.	Purpose

The Royal Bank of Canada Dividend Reinvestment Plan permits eligible holders of common shares of the Bank to automatically reinvest all cash dividends paid on such shares in additional common shares of the Royal Bank of Canada.

B.	Definitions

Unless the context otherwise requires, capitalized terms used in this Plan have the following definitions:

“Average Market Price” has the meaning set out in Section E.4.

“Bank” means Royal Bank of Canada.

“Bank Act” means the Bank Act (Canada), as amended from time to time.

“Business Day” means any day on which the Plan Agent’s offices are generally open for the transaction of commercial business, but does not in any event include a Saturday, Sunday, civic or statutory holiday in the Province of Ontario or a day on which the Toronto Stock Exchange or the New York Stock Exchange does not publicly trade.

“Common Shares” means common shares of the Bank.

“Dividend Payment Date” means a date on which cash dividends are paid on Common Shares.

“Dividend Record Date” means a record date for the payment of dividends on Common Shares.

“Dividend Shares” has the meaning set out in Section E.1.

“Market Purchase” has the meaning set out in Section E.2.

“Non-Registered Participant” means a non-registered beneficial holder of Common Shares enrolled in the Plan that are held through a broker, financial institution, nominee or other intermediary.

“Participant” means a holder of Common Shares enrolled in the Plan.

“Plan” means this Royal Bank of Canada Dividend Reinvestment Plan.

“Plan Agent” means the agent appointed by the Bank from time to time to administer the Plan.

“Registered Participant” means a Participant who holds a certificate or certificates registered in their own name for Common Shares enrolled in the Plan.

“Treasury Purchase” has the meaning set out in Section E.2.

“United States” or “U.S.” means the United States of America and its territories and possessions.

C.	Participation in the Plan

C.1.	General

Unless otherwise provided, provisions of this Plan apply to Registered Participants. The administrative practices and requirements of intermediaries through whom Common Shares are held by Non-Registered Participants may vary. Non-Registered Participants should contact their intermediary to determine the requirements of such intermediary regarding participation in the Plan.

C.2.	Eligibility

Subject to the provisions of this Part C, holders of Common Shares residing in Canada or the United States are eligible to participate in the Plan. Shareholders residing outside Canada and the United States may not participate in the Plan.

C.3.	Enrollment – Registered Shareholders

Registered holders of Common Shares may enroll their shares in the Plan by completing an enrollment authorization in such form as may be approved by the Bank from time to time and mailing it to the Plan Agent.

C.4.	Enrollment – Non-Registered Beneficial Shareholders

Shareholders who hold their Common Shares through an intermediary must have such shares registered in their own name and enrolled in accordance with section C.3, or instruct the intermediary to enroll their Common Shares in the Plan on their behalf, if the intermediary will allow such enrollment.

C.5.	Date of Enrollment

A registered holder of Common Shares will become a Participant in the Plan as of the next Dividend Record Date following receipt by the Plan Agent of the shareholder’s completed authorization form, provided the Plan Agent has received such form at least 5 Business Days prior to such Dividend Record Date. The date of enrollment for non-registered beneficial holders of Common Shares who have instructed an intermediary to enroll their Common Shares in the Plan will be determined by the administrative practices of such intermediary, provided, that requests for enrollment submitted to the Plan Agent by an intermediary less than 5 Business Days prior to a Dividend Record Date will be processed after the next Dividend Payment date.

C.6.	Bank Act Restrictions

Participation in the Plan is subject to the provisions of the Bank Act prohibiting the issue or transfer of Common Shares to persons in certain circumstances relating to the percentage of the holdings of such persons or a group of such persons in any class of shares of the Bank. The Bank may, pursuant to its obligations under the Bank Act, determine that any shareholder or group of shareholders identified by the Bank from time to time, is not eligible to participate or to continue to participate in the Plan and may refuse to accept, as initial or continuing Participants in the Plan, shareholders who become ineligible by reason of Bank Act prohibitions.

C.7.	Other Restrictions

The Bank may, in its sole discretion, determine from time to time that any shareholder or group of shareholders may not participate or continue to participate in the Plan. Without limitation, the Bank may deny the right to participate in the Plan to any shareholder if the Bank has reason to believe that such shareholder has been engaging in market activities, or has been artificially accumulating securities of the Bank, for the purpose of taking undue advantage of the Plan to the detriment of the Bank.

D.	The Plan Agent

D.1.	Administration of the Plan

The Bank may from time to time appoint a Plan Agent to administer the Plan on behalf of the Bank and the Participants pursuant to an agreement with the Bank which may be terminated by the Bank or the Plan Agent at any time.

D.2.	Dealing in Bank Securities

The Plan Agent or its affiliates may, from time to time, for their own account or on behalf of accounts managed by them, deal in securities of the Bank and will not be liable to account to the Bank or to Participants in respect of such dealings. The Plan Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Plan Agent a duty to take or refrain from taking any action under the Plan and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Plan.

D.3.	Resignation of Plan Agent

The Plan Agent may resign as Plan Agent under the Plan, in which case the Bank will designate another agent as the Plan Agent.

E.	Purchase of Shares Under Plan

E.1.	Aggregation of Dividends and Allocation to Participants’ Accounts

On each Dividend Payment Date the Bank will pay all cash dividends payable on Common Shares enrolled in the Plan to the Plan Agent to be credited to Participant accounts. Cash dividends credited to all Participant accounts under the Plan will be aggregated and used by the Plan Agent to purchase Common Shares (“Dividend Shares”) on behalf of Participants for settlement and reinvestment on each Dividend Payment Date. These shares will, in turn, be enrolled in the Plan. Following each Dividend Payment Date, each Participant’s account will be credited with that number of Dividend Shares purchased with reinvested dividends on behalf of the Participant, including fractions computed to four decimal places, which is equal to the aggregate amount to be invested for the Participant’s account divided by the applicable Average Market Price. The rounding of any fractional interest will be determined by the Plan Agent using such methods as it deems appropriate in the circumstances.

E.2.	Source of Dividend Shares

The Dividend Shares acquired by the Plan Agent under the Plan will be, at the Bank’s election determined from time to time by authorization of the Board of Directors of the Bank, either newly issued Common Shares purchased from the Bank (a “Treasury Purchase”) or Common Shares purchased on the open market through the facilities of either, at the Bank’s option, the Toronto Stock Exchange or the New York Stock Exchange (a “Market Purchase”).

E.3.	Reinvestment Date

The Plan Agent will purchase Dividend Shares for the Plan from the Bank or on the open market, as the case may be, for settlement and reinvestment on the Dividend Payment Date.

E.4.	Price of Shares

The Bank will not exercise any direct or indirect control over the price paid for Dividend Shares by the Plan Agent under the Plan. The price allocated to each Dividend Share acquired by the Plan Agent under the Plan on each Dividend Payment Date (the “Average Market Price”) will be:

(a)	in case of a Treasury Purchase, the average closing price of the Common Shares on the Toronto Stock Exchange for the five consecutive trading days on which at least a board lot of Common Shares traded ending on the day immediately prior to the applicable Dividend Payment Date; or

(b)	in case of a Market Purchase, the average price paid (excluding brokerage commissions, fees and all transaction costs) per Common Share by the Plan Agent for all Common Shares purchased in respect of a Dividend Payment Date under the Plan.

E.5.	Purchase of Additional Common Shares

Common Shares purchased by Participants outside of the Plan will not be automatically enrolled in the Plan. To enroll such shares in the Plan, Participants must follow the procedures set out in Part C of this Plan.

F.	Disposition or Withdrawal of Common Shares

F.1.	Withdrawal of Common Shares

Registered Participants may withdraw some or all of their Common Shares enrolled in the Plan, including any Dividend Shares, at any time upon written request to the Plan Agent. The Plan Agent will confirm such withdrawal in the next statement of account mailed to the Registered Participant pursuant to Section H.3 following receipt of such request provided that written notice of withdrawal of Common Shares received less than 5 Business Days prior to a Dividend Record Date will not be processed until after the following Dividend Payment Date. With respect to Dividend Shares only, Registered Participants may instruct the Plan Agent to:

(a)	deliver a share certificate for the whole Dividend Shares withdrawn from the Plan to the Participant; or

(b)	sell whole Dividend Shares withdrawn from the Plan and remit the sale proceeds (net of applicable commissions and fees) to the Participant.

F.2.	Requests for Share Certificates

Upon receipt of a request from a Registered Participant for a share certificate for Dividend Shares to be withdrawn from the Plan, the Plan Agent will issue a share certificate in the Participant’s name, or in such other name as directed by the Registered Participant in writing, representing the requested number of whole Dividend Shares. Instructions to deliver a share certificate for Dividend Shares in a name other than the Registered Participant’s will be subject to receipt of a duly completed stock power of attorney and guarantee of the Registered Participant’s signature by a bank, trust company, or broker registered with a securities regulatory authority in Canada or the United States. No share certificate will be issued for a fraction of a Dividend Share.

The Plan Agent will send share certificates requested by a Registered Participant by ordinary mail as soon as practicable upon receipt by the Plan Agent of the request therefor.

F.3.	Sale of Dividend Shares on behalf of Participants

Registered Participants may request the Plan Agent to sell any number of their whole Dividend Shares on their behalf. Upon receipt of such a request, the Plan Agent will as soon as practicable arrange for the sale of such shares through a broker-dealer selected by the Bank from time to time, which broker-dealer may be affiliated with the Bank. The Registered Participant will be charged a commission by the broker-dealer, which commission will be deducted from the cash proceeds of the sale to be paid to the Participant. Commissions charged on such sales will be charged at the customary rates charged from time to time by the broker-dealer. Dividend Shares that are sold may be commingled with Dividend Shares of other Participants to be sold and the sale price of such shares will be the average sale price of all Dividend Shares commingled and sold on the same day.

F.4.	No Pledge of Dividend Shares

Dividend Shares may not be pledged. Participants who wish to pledge or otherwise transfer their Dividend Shares must withdraw such shares from the Plan.

F.5.	Common Shares Remaining in Plan

If a Participant sells or withdraws less than all Common Shares enrolled in the Plan, cash dividends paid on the remaining Common Shares under the Plan will continue to be reinvested.

G.	Termination of Participant’s Account

G.1.	Termination by Participant

Registered Participants may terminate their participation in the Plan by written notice to the Plan Agent at any time. Termination requests will be processed as promptly as practicable upon receipt by the Plan Agent of such notice. If the Plan Agent receives written notice of termination less than 5 Business Days prior to a Dividend Record Date, termination of participation in the Plan and settlement of the Participant’s account will not take place until after the following Dividend Payment Date.

The Plan Agent will settle a terminating Participant’s account by issuing a share certificate for the number of whole Dividend Shares held in such Participant’s account and making a cash payment to such Participant for any fraction of a Dividend Share remaining. The amount of the payment for any such fraction will be determined by reference for Canadian residents to the closing price of Common Shares on the Toronto Stock Exchange and for U.S. residents to the closing price of Common Shares on the New York Stock Exchange on the first day on which Common Shares are traded following receipt of the termination notice.

G.2.	Death of a Participant

Participation in the Plan will be terminated upon receipt by the Plan Agent of a written notice of the death of the Registered Participant and written instructions to terminate. The Plan Agent will terminate and settle the account for such deceased Participant in the manner provided in section G.1. Requests for issuance of a share certificate and/or a cash payment for a fractional Dividend Share in the name of an estate must be accompanied by such appropriate documentation as may be reasonably requested by the Plan Agent.

G.3.	Termination by Bank or Plan Agent

The Bank or the Plan Agent may terminate any Participant’s account upon written notice to the Participant at any time if the Participant has less than one whole Common Share enrolled in the Plan.

H.	Administration

H.1.	Registration of Dividend Shares

All whole and fractional Dividend Shares purchased under the Plan will be registered in the name of the Plan Agent or its nominee and the appropriate number of whole and fractional Dividend Shares will be credited to the account of Registered Participants or, in the case of Non-Registered Participants, their intermediaries, as applicable.

H.2.	Fees

Except as otherwise specifically provided herein, the Bank will be responsible for all administrative costs of the Plan, including any brokerage commissions or fees payable in connection with the purchase of Dividend Shares under the Plan.

Individual Participants are responsible for all applicable brokerage commissions and transfer taxes, if any, incurred in connection with the sale of Dividend Shares by the Plan Agent on behalf of any Participant.

Non-Registered Participants may be charged additional fees by the intermediary through which their Common Shares enrolled in the Plan are held.

H.3.	Statements of Account

The Plan Agent will maintain an account for each Participant in the Plan. A statement of account will be mailed to each Participant as promptly as practicable after each Dividend Payment Date. Such statements will constitute a Participant’s continuing record of the date and valuation of the acquisition of Dividend Shares of the Bank under the Plan and should be retained for income tax purposes.

H.4.	Liabilities of the Bank and Plan Agent

Neither the Bank nor the Plan Agent will be liable for any act or omission to act, or will have any duties, responsibilities or liabilities except as expressly set forth in the Plan or required by law.

Neither the Bank nor the Plan Agent will be liable in respect of the prices at which Dividend Shares are purchased or sold on behalf of Participants under the Plan or the timing of purchases or sales made under the Plan.

Neither the Bank nor the Plan Agent can assure a profit or protect against a loss on Dividend Shares acquired or sold under the Plan.

The Bank and the Plan Agent shall have the right to reject any request regarding enrollment, withdrawal or termination from the Plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to the satisfaction of the Bank and/or the Plan Agent. The Bank and the Plan Agent are under no obligation to notify any shareholder of an invalid request.

I.	Miscellaneous

I.1.	Voting of Dividend Shares

Registered Participants may vote whole Common Shares enrolled in the Plan, including Dividend Shares held by the Plan Agent on their behalf, in the same manner as any other Common Shares of the Bank either by proxy or in person. The Plan Agent will forward to Registered Participants, as soon as practicable, any proxy solicitation materials. Non-Registered Participants should contact the intermediary through which their Common Shares are held as to voting procedures.

I.2.	Rights Offerings, Stock Splits and Stock Dividends

If the Bank makes available to holders of record of its Common Shares rights to subscribe for additional shares or other securities, Registered Participants will be forwarded rights certificates pertaining to their whole Dividend Shares under the Plan subject to the terms and conditions of the rights offering. No such rights will be made available in respect of fractions of Dividend Shares. Each Registered Participant’s account will be adjusted for any stock splits or stock dividends declared on Common Shares.

I.3.	Termination or Amendment of Plan

Subject to the approval of the TSX in circumstances where amendments affect provisions herein that require TSX approval, the Bank may amend or suspend, in whole or in part, or terminate the Plan at any time upon notice thereof to all Registered Participants without their consent or approval. If the Plan is terminated by the Bank, the Plan Agent will remit to each Participant a certificate for whole Dividend Shares held for such Participant under the Plan, together with the proceeds from the sale of any fractions of such shares. In the event of suspension of the Plan, the Plan Agent will make no investments on the Dividend Payment Date following the effective date of such suspension.

I.4.	Assignment

A Participant may not assign the Participant’s right to participate in the Plan.

I.5.	Rules

The Bank may make rules and regulations to facilitate the administration of the Plan and reserves the right to regulate and interpret the Plan text as the Bank deems necessary or desirable. The Bank may adopt rules and regulations concerning the establishment of Internet-based or other electronic mechanisms with respect to the enrollment in the Plan, the communication of information concerning the Plan to the Participants and any other aspects of the Plan.

I.6.	Electronic Communications

References in the Plan to the delivery of instructions, notices or other documents in writing will be deemed to include, subject to the adoption of rules or regulations by the Bank, delivery by electronic means, including the Internet.

I.7.	Use of Proceeds

The proceeds received by the Bank from the issue of new Common Shares under the Plan will be used for general corporate purposes.

I.8.	Governing Law

The Plan will be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein.

J.	Notices and Correspondence

Communications to the Plan Agent should be addressed as follows:

Computershare Investor Services Inc.
Attention: Dividend Reinvestment Dept.
100 University Ave, 9th Floor
Toronto, Ontario
M5J 2Y1

Registered Participants must notify the Plan Agent promptly in writing of any change of address. Notices or statements from the Plan Agent to Registered Participants will be mailed at the last address of record for each Participant with the Plan Agent, and any such notice or statement will be deemed received when received by the Participant or five days after mailing, whichever occurs earlier.

Non-Registered Participants should contact their intermediaries with questions regarding the Plan or for information on the procedures followed by such intermediaries to relay communications in respect of the Plan received by them from the Bank.

K.	Effective Date

The effective date of this Plan is August 27, 2004.

TAX CONSIDERATIONS

This summary is of a general nature only, is not exhaustive of all possible income tax considerations and is not intended nor should it be construed to be legal or tax advice to any particular participants. Participants are advised to consult their own tax advisor with respect to their particular circumstances.

All capitalized terms used but not otherwise defined in this summary have the same meaning as set out in the “Definitions” section of the Dividend Reinvestment Plan.

General Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Participants under the Plan. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations made under the Tax Act (the “Regulations”) and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Plan and the current published administrative policies of the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law and does not take into account Canadian provincial or territorial income tax laws or those of any country other than Canada.

Participants Resident in Canada

This portion of the summary is applicable only to Participants who, for purposes of the Tax Act, and at all relevant times, are resident in Canada, hold their Common Shares as capital property, deal at arm’s length with the Bank and are not subject to “mark-to-market” rules relating to securities held by certain “financial institutions” as defined for purposes of those rules.

Participants will be subject to tax under the Tax Act on all dividends which are reinvested in Common Shares in the same manner as they would have been if they had received the dividends directly.

The cost of Common Shares purchased on the reinvestment of dividends will be the Canadian dollar equivalent of the price paid by the Plan Agent for the shares. The cost of such shares will be averaged with the adjusted cost base of all of the shares a Participant holds as capital property for purposes of computing the adjusted cost base of a share to the Participant pursuant to the averaging provisions contained in the Tax Act.

A disposition of shares, whether by Participants directly or by the Plan Agent, may give rise to a capital gain or capital loss. The payment of cash in settlement of a fraction of a share on termination of participation in the Plan will constitute a disposition of such fraction of a share for proceeds of disposition equal to the cash payment. The issuance of a share certificate in the Participant’s name in respect of Common Shares will not constitute a disposition of such shares.

Participants Resident in the United States

This portion of the summary is applicable only to Participants who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not use or hold and are not deemed to use or hold their Common Shares in carrying on business in Canada, deal at arm’s length with the Bank, hold their Common Shares as capital property, are not subject to “mark-to-market” rules relating to securities held by certain “financial institutions” as defined for the purposes of those rules and whose Common Shares are not “designated insurance property” as defined in the Tax Act.

Dividends paid or credited, or deemed to be paid or credited, on shares to a non-resident of Canada are generally subject to Canadian withholding tax whether or not such dividends are reinvested under the terms of the Plan. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate is subject to reduction under the provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”). Under the Convention, the rate of non-resident withholding tax will not exceed 15% in the case of dividends paid or credited to a resident of the United States, within the meaning of the Convention, who is the beneficial owner of such dividends.

Gains realized on the disposition or deemed disposition (including on the death of a Participant) of shares by a non-resident of Canada will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be “taxable Canadian property” within the meaning of the Tax Act and the non-resident is not entitled to relief under the Convention. Provided the shares are listed on a prescribed stock exchange, the shares will generally not be taxable Canadian property of the holder unless, at any time during the five-year period immediately preceding a disposition, the holder, persons with whom the holder did not deal at arm’s length or the holder and persons with whom the holder did not deal at arm’s length, owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of the Bank.

General United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of owning shares and participating in the Plan. It applies only if a Participant is a U.S. holder (as defined below) and holds shares as capital assets. This discussion does not address all aspects of taxation that may be relevant to a particular Participant in light of the Participant’s particular circumstances, or if the Participant is a type of investor who is subject to special treatment under United States federal income tax laws, such as a dealer in securities or currencies, a financial institution, a tax-exempt entity, a life insurance company, a person holding Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, a person holding 10% or more of the voting stock of the Bank, or a person whose functional currency is not the U.S. dollar. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, its legislative history, existing regulations, published rulings and judicial decisions thereunder, all as currently in effect, as well as on the Convention. These laws are subject to change, possibly on a retroactive basis.

A Participant is a U.S. holder if the Participant is a beneficial owner of Common Shares and is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Ownership of Shares

Taxation of Dividends

U.S. holders must include in their gross income the gross amount of any dividend paid by the Bank out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). In the case of non-corporate U.S. holders, dividends paid to them in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that they hold their shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends the Bank pays on the shares generally will be qualified dividend income.

U.S. holders must include any Canadian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is ordinary income that must be included in income when received, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the distribution that a Participant must include in income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in the Participant’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of each Participant’s basis in the Participant’s Common Shares and thereafter as capital gain.

Subject to certain limitations, the Canadian tax withheld in accordance with the Convention and paid over to Canada will be creditable against a Participant’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a Participant.

Taxation of Capital Gains

U.S. holders who sell or otherwise dispose of their shares will incur capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the realized amount and the tax basis, determined in U.S. dollars, in the Participants’ Common Shares. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Participation in the Plan

Plan Participants will be treated for U.S. federal income tax purposes in the same manner as if they had received a cash distribution from the Bank on each dividend payment date. Participants will be required to include in gross income the gross amount of the cash distribution that they otherwise would have received, including the amount of any Canadian tax withheld. The dividend will be taxable and any Canadian tax withheld will be creditable by a Participant in the manner described above under “Taxation of Dividends”.

Participants will have a tax basis in the Common Shares that they acquire on each dividend payment date equal to the amount paid for the shares acquired on such date. This amount should approximately equal the amount of the cash distribution Participants otherwise would have received (net of any Canadian tax withheld).

A Participant’s holding period for Common Shares acquired under the Plan will begin on the day following the acquisition date.

Participants will not recognize any taxable income upon receipt of certificates for whole Common Shares, either upon their request for certain of those shares or upon their termination of participation in the Plan. However, Participants will recognize gain or loss if, following termination of participation in the Plan, they receive a cash payment for any fractional Common Shares. The amount of any such gain or loss will be the difference between the amount of cash that a Participant receives for the fractional shares and the Participant’s tax basis in those fractional shares (less any Canadian tax withheld and paid over to Canada).

Backup Withholding and Information Reporting

Information reporting requirements generally may apply to (1) dividend payments or other taxable distributions made to Participants within the United States and (2) the payment of proceeds to Participants from the sale of Common Shares effected at a United States office of a broker. Additionally, backup withholding may be required on any dividend payments if a Participant (1) fails to furnish a correct taxpayer identification number, (2) is notified by the Internal Revenue Service of failure to report all interest and dividends required to be shown on the Participant’s federal income tax returns, or (3) fails to comply with applicable certification requirements. If Participants are subject to backup withholding on dividends, the amount of tax required to be withheld will be deducted from the cash dividend they otherwise would have received, and only the reduced amount will be reinvested under the Plan.